 **UNITED OVERSEAS BANK 大華銀行**

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 5339898 **Fax** (65) 5342334 **http:** //www.uob.com.sg
Cable TYEHUABank **Tx** RS 21539 TYEHUA

Our ref: ANN/2001/UOB-A35/sc/lh

2 November 2001



02002617

02 JAN 22 AM 8:54

SUPPL

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W. File No. 82-2947
Washington, DC 20549
USA

NEW APPOINTMENTS TO UNITED OVERSEAS BANK'S BOARD AND OVERSEAS UNION BANK'S BOARD

Dear Sir

We enclose a copy of our Announcement of today's date in regard to the above matter for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

PROCESSED
JAN 29 2002
THOMSON FINANCIAL



Vivien Chan
Company Secretary

Encl.



NEWS RELEASE



New Appointments to United Overseas Bank's ("UOB") Board and Overseas Union Bank's ("OUB") Board

Singapore, 2 November 2001 - United Overseas Bank Limited is pleased to announce that following shareholders' appointment of Mr Lee Hee Seng as a director of UOB at the Extraordinary General Meeting held on 31 October 2001, Mr Lee Hee Seng has been appointed as Senior Deputy Chairman of UOB on 1 November 2001. He has also been appointed as a member and Deputy Chairman of UOB's Executive Committee, and a member of the Nominating Committee and Compensation Committee with effect from 1 November 2001.

Separately at Overseas Union Bank, Mr Wee Cho Yaw has been appointed as director and Chairman of Overseas Union Bank on 1 November 2001 in addition to his earlier appointment as Chief Executive Officer. Mr Wee Cho Yaw's appointment as OUB Chairman comes one day after Mr Lee Hee Seng relinquished his position as Chairman of OUB and assumes his new role in OUB as its Senior Deputy Chairman as of 1 November 2001. Mr Wee and Mr Lee have also been appointed as Chairman and Deputy Chairman of OUB's Executive Committee respectively.

All the above appointments were effected upon the successful completion of UOB's takeover offer for OUB as envisaged in the Offer Document.

For more information, please contact:

Mr Peter Heng, Corporate Affairs
Tel: 539 3980
Mobile: 9694 9862

Mrs Nancy Lai, Corporate Affairs
Tel: 539 3986